Exhibit 99.6

RP® FINANCIAL, LC.
Advisory | Planning | Valuation

March 13, 2023

Boards of Directors

SR Bancorp, Inc.

Somerset Savings Bank, SLA

220 West Union Avenue

Bound Brook, New Jersey 08805

Re:	Plan of Conversion

Somerset Savings Bank, SLA

Members of the Boards of Directors:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion (the “Plan”) adopted by the Board of Directors of Somerset Savings Bank, SLA (“Somerset Savings”). Pursuant to the Plan, the Bank will convert from the mutual form of organization to the stock form of organization. In connection with the Plan, the Bank has organized a new Maryland stock holding company named SR Bancorp, Inc. (the “Company”), which will sell shares of common stock in a public offering. When the conversion is completed, all of the capital stock of the Bank will be owned by the Company and all of the common stock of the Company will be owned by public stockholders.

We understand that in accordance with the Plan, depositors will receive rights in a liquidation account maintained by the Company. The Company shall continue to hold the liquidation account for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain deposits in Somerset Savings. The liquidation account is designed to provide payments to depositors of their liquidation interests in the event of liquidation of Somerset Savings (or the Company and Somerset Savings).

In the unlikely event that either Somerset Savings (or the Company and Somerset Savings) were to liquidate after the conversion (including, a liquidation of Somerset Savings following a purchase and assumption transaction with a credit union acquiror), all claims of creditors, including those of depositors, would be paid first, followed by distribution to depositors as of June 30, 2021 and depositors as of the date of record for Supplemental Eligible Account Holders. Also, in a complete liquidation of both entities, or of Somerset Savings, when the Company has insufficient assets (other than the stock of Somerset Savings), or of Somerset Savings following a purchase and assumption transaction with a credit union acquiror, to fund the liquidation account distribution due to Eligible Account Holders and Supplemental Eligible Account Holders and Somerset Savings has positive net worth, Somerset Savings shall immediately make a distribution to fund the Company’s remaining obligations under the liquidation account. The Plan further provides that if the Company is completely liquidated or sold apart from a sale or liquidation of Somerset Savings, then the rights of Eligible Account Holders and Supplemental Eligible Account Holders in the liquidation account maintained by the Company shall be surrendered and treated as a liquidation account in Somerset Savings, the bank liquidation account and depositors shall have an equivalent interest in such bank liquidation account, subject to the same rights and terms as the liquidation account.

Washington Headquarters
1311-A Dolley Madison Boulevard	Telephone: (703) 528-1700
Suite 2A	Fax No.: (703) 528-1788
McLean, VA 22101	Toll Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com

RP® Financial, LC.

Boards of Directors

March 13, 2023

Based upon our review of the Plan and our observations that the liquidation rights become payable only upon the unlikely event of the liquidation of Somerset Savings (or the Company and Somerset Savings), that liquidation rights in the Company automatically transfer to Somerset Savings in the event the Company is completely liquidated or sold apart from a sale or liquidation of Somerset Savings, and that after two years from the date of conversion and upon written request of the Federal Reserve, the Company will transfer the liquidation account and depositors’ interest in such account to Somerset Savings and the liquidation account shall thereupon become the liquidation account of Somerset Savings no longer subject to the Company’s creditors, we are of the belief that: the benefit provided by the Somerset Savings liquidation account supporting the payment of the liquidation account in the event the Company lacks sufficient net assets or following a purchase and assumption transaction with a credit union acquiror does not have any economic value at the time of the transactions contemplated in the first and second paragraphs above. We note that we have not undertaken any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue.

Sincerely,

RP® Financial, LC.